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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               (Amendment No. 16)


                           MEDIA SERVICES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


     COMMON STOCK, $.01 PAR VALUE                      570907105
--------------------------------------  ----------------------------------------
    (Title of class of securities)                  (CUSIP number)


                      GENERAL ELECTRIC CAPITAL CORPORATION,
                260 LONG RIDGE ROAD, STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
                          ATTENTION: BRIAN T. MCANANEY
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       (Name, address and telephone number of person authorized to receive notices and communications)


                                 APRIL 20, 2004
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                    (Page 1)

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

--------------------------------- ----------------------------------------------                 --------------------------------
CUSIP No.                         570907105                                           13D                     Page 2
--------------------------------- ----------------------------------------------                 --------------------------------
---------------------- ----------------------------------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
                       I.R.S. IDENTIFICATION NOS. 13-1500700 OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                                (B) [X]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):         [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- --------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    203,895 (SEE ITEM 5)
             SHARES
                                  -------- ----------------------------------------------------- --------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- --------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               203,895 (SEE ITEM 5)
           REPORTING
                                  -------- ----------------------------------------------------- --------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ----------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  203,895 (SEE ITEM 5)

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       15.7% SEE ITEM 5)
---------------------- ----------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- ----------------------------------------------------------------------------------------------------------



                                       2

--------------------------------- ----------------------------------------------                 --------------------------------
CUSIP No.                         570907105                                           13D                       Page 3
--------------------------------- ----------------------------------------------                 --------------------------------

---------------------- ----------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO. 06-1109503 OF ABOVE
                       PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [_]
                                                                                                                  (B) [X]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- --------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- --------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- --------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- --------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ----------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL
                                                                                                 SHARES DISCLAIMED BY GENERAL
                                                                                                 ELECTRIC CAPITAL SERVICES, INC.
---------------------- ---------------------------------------------------------------------------------------------------- -----
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [_]
---------------------- ---------------------------------------------------------------------------------------------------- -----
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       NOT APPLICABLE (SEE 11 ABOVE)
---------------------- ----------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                                 CO
---------------------- ----------------------------------------------------------------------------------------------------------




                                       3

--------------------------------- ----------------------------------------------                 --------------------------------
CUSIP No.                         570907105                                           13D                       Page 4
--------------------------------- ----------------------------------------------                 --------------------------------

---------------------- ----------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC COMPANY
                       S.S. OR I.R.S. IDENTIFICATION NO. 14-0689340 OF ABOVE
                       PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (A) [_]
                                                                                                                    (B) [X]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

---------------------- ----------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- --------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- --------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- --------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ----------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL
                                                                                                 SHARES DISCLAIMED BY GENERAL
                                                                                                 ELECTRIC COMPANY
---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       NOT APPLICABLE (SEE 11 ABOVE)
---------------------- ----------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- ----------------------------------------------------------------------------------------------------------


           This Amendment No. 16, amends the Schedule 13D filed on January 5, 1998, as amended, and is filed by General Electric Capital Corporation ("GE Capital"), for and on behalf of itself, General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE")(collectively, the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of Media Services Group, Inc., formerly known as MKTG Services, Inc. (the "Company").

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 16 are incorporated herein by reference.

           As of April 21, 2004, GE Capital beneficially owned in the aggregate 203,895 shares of Common Stock representing approximately 15.7% of the outstanding shares of Common Stock (such outstanding shares being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act to equal the number of shares outstanding as of February 10, 2004 (i.e., 1,092,367 shares), as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003, plus the 203,895 shares issuable to GE upon exercise of the warrant).

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any shares of Common Stock of the Company.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 16 and (ii) Item 5(a) hereof are incorporated herein by reference.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) On April 20, 2004, GE Capital exercised a warrant to purchase 222,292 shares of Common Stock. The exercise price of $0.48 per share was paid by utilizing the cashless exercise feature of the warrant. Accordingly, only an aggregate of 203,895 shares of Common Stock are issuable to GE Capital.

           (d) Not applicable.

           (e) Not applicable.

           Neither the filing of this Amendment No. 16 nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock.

















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
                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 2004


                                     GENERAL ELECTRIC CAPITAL CORPORATION

                                     By: /s/ Ronald Herman
                                         -------------------------------------
                                         Name: Ronald Herman
                                         Title: Vice President



                                     GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                     By: /s/ Ronald Herman
                                         -------------------------------------
                                         Name: Ronald Herman
                                         Title: Attorney-in-fact*



                                     GENERAL ELECTRIC COMPANY

                                     By: /s/ Ronald Herman
                                         -------------------------------------
                                         Name: Ronald Herman
                                         Title: Attorney-in-fact**




* Power of attorney previously filed with the Securities and Exchange Commission as Exhibit 1 to Amendment 11 to Schedule 13D.

** Power of attorney previously filed with the Securities and Exchange Commission as Exhibit 1 to Amendment 12 to Schedule 13D.





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